Filed by Amryt Pharma plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: Chiasma, Inc.
(Commission File No. 001-37500)
Date: May 5, 2021

On May 5, 2021, Amryt Pharma plc issued the following press release:

 Amryt Pharma to Acquire Chiasma, Inc. to Further Strengthen Global Leadership in
Rare and Orphan Diseases

- Combined business will have three approved commercial products, lomitapide (Lojuxta®/Juxtapid®), metreleptin (Myalept®/ Myalepta®), octreotide (MYCAPSSA®) and a robust clinical pipeline

- Lead pipeline product Oleogel-S10*(Filsuvez®) under regulatory review in the US and EU

- Deal expected to pave a path to a combined potential $1BN peak revenue for Amryt

- The acquisition is expected to deliver estimated annual cost synergies of approximately $50M and  be revenue and EBITDA accretive and cash generative in the first full calendar year of combined operations and substantially accretive thereafter

- MYCAPSSA® is the first and only oral somatostatin analog (“SSA”) approved for appropriate patients with acromegaly in a global market estimated at approximately $800M with the potential to expand into the neuroendocrine tumor (“NET”) market estimated at approximately $1.9BN globally and has a confirmed modified 505(b)(2) regulatory pathway in the US

- Acquisition leverages Amryt’s proven commercial execution ability, global infrastructure and integration capabilities to accelerate MYCAPSSA® launch in the US and international markets

- All stock transaction with Amryt shareholders to own approximately 60% and Chiasma shareholders approximately 40% of the combined entity with voting agreements received from lead shareholders of both businesses - Athyrium Capital Management LP, Highbridge Capital Management and MPM Capital

Conference call and webcast for analysts and investors today at 0830 EDT (1330 BST)

DUBLIN, Ireland, and Boston MA, May 5, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today announces that it has signed a definitive agreement to acquire Chiasma, Inc. (Nasdaq: CHMA) in an all-stock combination. The combined company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans. The transaction has been approved and recommended by the Boards of both Amryt and Chiasma.

Under the terms of the transaction, each share of Chiasma common stock issued and outstanding prior to the consummation of the transaction will be exchanged for 0.396 Amryt American Depositary Shares (“ADSs”), each representing five Amryt ordinary shares. As of the close of trading on May 4, 2021 Amryt’s ordinary shares on AIM were £2.00 ($2.78) per share and Amryt’s ADS’s on Nasdaq were $12.95 (£9.31) per ADS.

Amryt already has in place the infrastructure, expertise and the financial flexibility to realize the full potential of MYCAPSSA® globally and further develop life-cycle management opportunities to expand the benefits of MYCAPSSA® to other patient populations including NET. The transaction is expected to accelerate and diversify Amryt’s growing revenues and Amryt expects to deliver estimated annual cost synergies of approximately $50M.

Dr. Joe Wiley, Chief Executive Officer of Amryt, commented: “We are really excited by today’s news and are looking forward to welcoming the Chiasma team to Amryt. Amryt has grown significantly in the past six years and our success to date is due to the phenomenal commitment and drive of the Amryt team. This transaction brings together two teams that have a strong track record of execution and passion for developing therapies that can help improve the lives of patients in need. The addition of MYCAPSSA®, which was recently launched in the US, to our commercial product portfolio represents a strong strategic, operational and commercial fit given the significant call-point overlap that exists across our portfolio.

This deal further solidifies our position as a global leader in treating rare and orphan conditions. The combined business will have three approved commercial products and an exciting pipeline of development assets. Our lead development candidate, Oleogel-S10, is currently progressing through the regulatory process in the US and EU and, if approved, will bring our portfolio of commercial products to four. We see significant revenue growth opportunities for MYCAPSSA® in acromegaly and are also very excited to further develop the potential for MYCAPSSA® in patients with carcinoid symptoms stemming from NET where we believe the commercial opportunity is significant. With the addition of NET, our combined pipeline will have four product candidates in late clinical stages as well as our exciting pre-clinical gene therapy asset, AP103 in dystrophic Epidermolysis Bullosa (“EB”).

The proposed transaction will leverage our track record of successful integration and significantly enhance our future growth plans in highly attractive markets globally. With this transaction, we believe that we can continue the strong growth trajectory already underway at Amryt and have the financial strength to execute our future growth plans.”

Raj Kannan, Chief Executive Officer of Chiasma commented: “I am incredibly proud of what the team at Chiasma has been able to accomplish and we look forward to joining Amryt in continuing to focus on making the lives of patients with rare diseases better. The merger with Amryt allows the combined company to significantly leverage the operational efficiencies in successfully commercializing MYCAPSSA® globally and expand the potential benefits of MYCAPSSA® to other patients with unmet needs. The combined business has significant potential to further enhance shareholder value with a diversified portfolio of both marketed products and a meaningful late-stage pipeline that could potentially drive future growth opportunities. I am confident that this combination with Amryt, given their track record of success, positions us well to deliver long-term value for our patients and for our shareholders.”

Transaction Benefits

A leading orphan and rare disease company with a diversified portfolio of established and growing products and financial strength - Consistent with Amryt’s shareholder endorsed strategy to acquire, develop and commercialize novel treatments for rare diseases, the combined portfolio of products offers a pathway to a potential $1BN of peak revenues. Amryt has a proven track record of successful integration and expects to deliver approximately $50M in cost synergies per annum. Both Amryt and Chiasma currently enjoy a significant degree of customer call-point overlap and combining operations will provide significant salesforce scale opportunities. In the endocrinology space, both Myalept®/Myalepta® and MYCAPSSA® are growth assets and by combining and scaling salesforces, Amryt believes that this will not only drive MYCAPSSA® adoption but also enable further Myalept®/Myalepta® revenue growth. The combined business will have three approved commercial products as well as a robust clinical pipeline. Both Oleogel-S10 (if approved) and MYCAPSSA® are first-to-market novel therapies. MYCAPSSA® is the first and only oral SSA approved for appropriate patients with acromegaly and Oleogel-S10 has the potential to be the first approved therapy for EB.

Delivers improved competitive positioning with increased scale in US, EU and beyond - The transaction is expected to enhance the combined group’s commercial and medical infrastructure globally. Amryt plans to deploy its significant expertise and commercial platforms to further accelerate the launch of MYCAPSSA® in the US and also to seek MYCAPSSA® approval and launch internationally.

Significant market potential for MYCAPSSA® in NET - Amryt believes MYCAPSSA® is well positioned to address the desire for an oral option in the treatment of carcinoid symptoms associated with NET. Injectable octreotide is already approved and used in the treatment of NET and SSA utilization in NET is expected to account for an estimated $1.3BN in the US and $2.4BN globally by 2028. During the first quarter of 2021, Chiasma submitted an Investigational New Drug (“IND”) application for a Phase 1 relative bioavailability study followed by a single Phase 3, randomized, double-blind, placebo-controlled study of MYCAPSSA® in patients with carcinoid syndrome, which are designed to support a modified 505(b)(2) regulatory pathway for marketing approval. Subject to ongoing discussions with the FDA and completion of the Phase 1 study, we plan to commence enrollment to the Phase 3 study as early as H1 2022.

Cultures, values and expertise aligned - Amryt and Chiasma share a deep commitment and passion for serving patients by developing and bringing to market innovative therapies. We share a similar business philosophy of placing patients at the center of everything we do and in celebrating inclusion and diversity across our business operations.

Expected to deliver significant shareholder value - The acquisition is expected to be revenue and EBITDA accretive and cash generative in the first full calendar year of combined operations and substantially accretive thereafter. Significant value is also expected to be created through the realization of estimated annual cost synergies of approximately $50m. We expect that the transaction will result in a diversified and broad shareholder base with leading biotech investors supportive of the company’s long-term growth plans.

Webcast and Conference Call Details
Management will host a webcast and conference call for analysts and investors today at 0830 EDT (1330 BST).

Webcast Player URL: https://edge.media-server.com/mmc/p/hdecnon9
Dial in details: Conference ID: 8698345
From the US: +1 646 787 1226
From the UK/International: +44 (0) 203 009 5709
From Ireland: + 353 (0) 1 506 0626

Transaction Overview
•	Recommended acquisition of Chiasma by Amryt in an all-stock transaction
•
Chiasma shareholders will receive 0.396 Amryt ADSs for each share of Chiasma common stock, subject to rounding for fractional shares. As of the close of trading on May 4, 2021 Amryt’s ordinary shares on AIM were £2.00 ($2.78) per share and Amryt’s ADS’s on Nasdaq were $12.95 (£9.31) per ADS.

•
Based on the fixed exchange ratio, Amryt shareholders prior to the transaction will own approximately 60% of Amryt post transaction and Chiasma shareholders prior to the transaction will own approximately 40% of Amryt post transaction.

•	Chiasma’s existing royalty interest financing agreement expected to be fully repaid on closing delivering a high margin unencumbered asset to Amryt’s portfolio
•	Transaction is endorsed and supported by voting agreements with lead shareholders - Athyrium Capital Management LP, Highbridge Capital Management and MPM Capital
•	Transaction is subject to the approval of Amryt and Chiasma shareholders and other customary closing conditions, including regulatory approvals
•	Subject to the satisfaction or waiver of closing conditions, the transaction is expected to close in Q3 2021

Listing, Governance and Management
•	Amryt is currently listed on Nasdaq (AMYT) and AIM in London (AMYT) and will be the publicly quoted company following closing
•	Amryt’s global headquarters will remain in Dublin, Ireland and its US headquarters will remain in Boston, Massachusetts
•	The Amryt team will continue to be led by Dr Joe Wiley, CEO of Amryt
•
Raj Kannan, CEO of Chiasma, is expected to join the Board of Amryt on closing of the transaction, subject to regulatory approval. Chiasma will nominate one additional director to join the Board of Amryt, to be confirmed on closing.

Advisors to Amryt
Moelis & Company LLC is serving as exclusive financial advisor and Gibson, Dunn & Crutcher LLP is serving as legal advisor to Amryt in this transaction. Shore Capital is acting as NOMAD and Joint Broker to Amryt.

Advisors to Chiasma
Torreya Capital LLC is serving as financial advisor and Goodwin Procter LLP is serving as legal advisor to Chiasma. Chiasma’s Board of Directors was provided a fairness opinion by Duff & Phelps.

* For the purposes of this announcement, we use the name Oleogel-S10. Filsuvez® has been selected as the brand name for the product but please note, Amryt does not, as yet, have regulatory approval for Filsuvez® to treat EB.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products - metreleptin (Myalept®/ Myalepta®) and lomitapide (Juxtapid®/Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia (“HoFH”) in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt’s lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic EB, a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB.

Amryt’s pre-clinical gene therapy platform, AP103, offers a potential treatment for patients with Dystrophic EB, and is also potentially relevant to other genetic disorders.

For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014.

The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

About Chiasma
Chiasma is a commercial stage biopharmaceutical company focused on developing and commercializing oral therapies to improve the lives of patients who face challenges associated with their existing treatments for rare and serious chronic diseases. Employing its Transient Permeability Enhancer (TPE®) technology platform, Chiasma seeks to develop oral medications that are currently available only as injections. In June 2020, Chiasma received FDA approval of MYCAPSSA® for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. MYCAPSSA, the first and only oral SSA approved by the FDA, is available for commercial sale. For the financial year to 31 December 2020, Chiasma reported revenues of $1.1 million and pre-tax loss of $74.8 million. Total assets amounted to $176.3 million, including cash and cash equivalents of $15.4 million. Chiasma is headquartered in Needham, MA with a wholly owned subsidiary in Israel. MYCAPSSA®, TPE® and Chiasma® are registered trademarks of Chiasma. For more information, please visit the company’s website at www.chiasma.com.

About Acromegaly
Acromegaly typically develops when a benign tumor of the pituitary gland produces too much growth hormone, ultimately leading to significant health problems. Common features of acromegaly are facial changes, intense headaches, joint pain, impaired vision and enlargement of the hands, feet, tongue and internal organs. Serious health conditions associated with the progression of acromegaly include type 2 diabetes, hypertension, respiratory disorders and cardiac and cerebrovascular disease. Chiasma estimates that approximately 8,000 adult acromegaly patients are chronically treated with SSA injections in the United States.

About Neuroendocrine Tumors (NET)
NETs arise from neuroendocrine cells throughout the body, most commonly in the gastrointestinal tract, lung, and rarely, the pancreas. While well differentiated neuroendocrine tumors are known to be slow growing, they are often asymptomatic in early stages leading to a substantial number of patients being diagnosed when the tumors have already spread regionally or distantly. Capable of secreting hormones and bioactive amines, approximately 19% of patients have carcinoid syndrome characterized by secretory diarrhea and flushing. With an annual incidence rate of 6.98 per 100,000, it is estimated there are greater than 170,000 individuals living with a diagnosis of NET in the United States.

About MYCAPSSA
MYCAPSSA® (octreotide capsules) has only been approved by the U.S. Food and Drug Administration for long-term maintenance treatment in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. The full Prescribing Information for MYCAPSSA is available at www.MYCAPSSA.com.

Forward-Looking Statements
This press release relates to the proposed business combination transaction between Amryt and Chiasma and includes forward-looking statements containing the words “expect”, “anticipate”, “intends”, “plan”, “estimate”, “aim”, “forecast”, “project” and similar expressions (or their negative) identify certain of these forward-looking statements. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. The forward-looking statements in this announcement are based on numerous assumptions and Amryt’s and Chiasma’s present and future business strategies and the environment in which Amryt and Chiasma expect to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt’s and Chiasma’s ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt’s ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies related to the contemplated transaction, the plans, objectives, expectations and intentions of Amryt, Chiasma or the combined company and the expected timing of the completion of the contemplated transaction. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approvals by Amryt’s shareholders of Chiasma’s stockholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; and other risks and uncertainties discussed in Amryt’s and Chiasma’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”). You can obtain copies of Amryt’s and Chiasma’s respective filings with the SEC for free at the SEC’s website (www.sec.gov).  Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Important Additional Information and Where to Find It
In connection with the proposed acquisition, Amryt intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of Amryt and a proxy statement of Chiasma (the “proxy statement/prospectus”), Chiasma intends to file a proxy statement with the SEC (the “proxy statement”) and each party will file other documents regarding the proposed acquisition with the SEC. Investors and security holders are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available because they will contain important information. A proxy statement/prospectus or a proxy statement when available will be sent to Chiasma’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from Amryt or Chiasma as described in the paragraphs below.

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons in possession of this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation
Amryt and Chiasma and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Chiasma in respect of the proposed transaction under the rules of the SEC. Information about Chiasma’s directors and executive officers is available in Chiasma’s definitive proxy statement dated April 26, 2021 for its 2021 Annual Meeting of Stockholders. Information about Amryt’s directors and executive officers is available in Amryt’s Annual Report on Form 20-F filed with the SEC on April 30, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Chiasma or Amryt using the sources indicated above.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 468 7906, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com